Exhibit 99.91

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Reporting Issuer

Gunnison Copper Corp. (the “Company” or “Gunnison”)

Suite 2400, 1055 West Georgia Street

Vancouver, B.C., V6E 3P3

Item 2.	Date of Material Change

May 15, 2026

Item 3.	News Release

A news release announcing the material change referred to in this report was issued through Newsfile and a copy is filed on SEDAR+.

Item 4.	Summary of Material Change

Effective May 15, 2026, the Company appointed Craig Hallworth as President and Chief Executive Officer and Fabio Rocha as Interim Chief Financial Officer.

Item 5.1	Full Description of Material Change

Effective May 15, 2026, Dr. Stephen Twyerould stepped down as President and Chief Executive Officer (“CEO”). The Company’s former Chief Financial Officer, Craig Hallworth, has succeeded Dr. Twyerould as President and CEO. Effective upon Mr. Hallworth’s appointment, Fabio Rocha assumed the role of Interim Chief Financial Officer.

Item 5.2	Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

The name and business telephone number of an officer who is knowledgeable about the material change and this report is as follows:

Sheila Paine, Corporate Secretary

Phone: (604) 681-8030

Item 9.	Date of Report

May 19, 2026